Mail Stop 4561

December 29, 2008

VIA MAIL and FAX (623) 465-2571

Mr. Yada Schneider
President and Chief Executive Officer
Genesis Holdings Inc.
15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254

      Re: **Genesis Holdings Inc.**
                Form 10-KSB for the year ended December 31, 2007
                Filed on March 31, 2008
                File No. 000-33073

Dear Mr. Yada Schneider:

We have reviewed your response letter dated December 12, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

1.   We read your response to comment one. We are unable clear this comment until the amended 10-K is filed and reviewed.

FORM 8-K/A DATED MAY 5, 2008

2.   Please tell us whether the disposition of Genesis Land to Bankston Third Family L.P. was a condition to the reverse merger between Genesis Holdings, Inc. and BioAuthorize Inc.

3.   Your response to comment three indicates the value of the acquisition of BioAuthorize Inc. was based upon the net asset value because the stock was not trading. Please clarify how the reverse merger was valued based on the guidance of paragraphs 6 and 22 of SFAS 141 and show us how you propose to revise your disclosure to clarify the accounting treatment. For example, clarify whether it was based on the fair value of the net assets of Genesis Holdings received in the merger and if so how that fair value was determined. The third paragraph of Note 6 to your September 30, 2008 financial statements, as included in response to comment 9, indicates that the shares exchanged in the transaction were considered to be of equivalent fair market value. This suggests that the transaction value was based on share prices which is contrary to your responses referring to neither entities' securities being traded.

4.   Your response to comment four states that the disposal of the historical operations of Genesis Holdings, Inc. in exchange for the return of 16,780,226 shares in Genesis Holdings held by Bankston Third Family L.P. should not be recorded as a discontinued operation. Please tell us your basis in GAAP for recording the transaction as an adjustment to equity rather than as a discontinued operation. Include in your response an explanation of how you calculated the adjustments reflected in the pro forma financial statements.

5.   We note your responses to comments five and six; however we are unable to clear these comments until the revised Form 8-K/A has been filed and reviewed. We note that the pro forma financial statements included in this response do not appear to reflect the disposal of Genesis Holdings, Inc as required by Instruction 3 to Rule 11-02 of Regulation S-X. Additionally as previously requested, please provide an explanation for the adjustment to the amortization of your goodwill intangible asset.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Condensed Consolidated Statements of Operations, page 4

6.   We note that your reverse merger between Genesis Holdings, Inc. and BioAuthorize, Inc
        occurred in February 2008 while the disposal of the historical operations of Genesis
        Holdings, Inc occurred in March 2008 via the sale of Genesis Land. However the
        discontinued operations from February 2008 through March 2008 do not appear to be
        reflected as such in the Statement of Operations. Please tell us your basis in GAAP for
        this presentation given that paragraph 29 of SFAS 144 states that assets distributed to
        owners are considered to be disposed of when the event occurs. Also confirm that the
        2007 comparative Statements of Operations reflect only the financial statements of
        BioAuthorize Holdings, Inc., the accounting acquirer.

Note 5 – Share Capital, page 10

7.   The balance sheet included in your Form 10-Q as of June 30, 2008 indicates 23,725,000
        shares of common stock outstanding. We further note disclosure on page 12 of this Form
        10-Q that you completed a private placement in September 2008 of 4,000,000 shares of
        common stock. Please describe the transactions that resulted in the issuance of the
        remaining 500,000 shares to total the 28,225,000 shares of common stock outstanding per
        your balance sheet as of September 30, 2008.

Note 6 – Share Exchange, pages 10 - 11

8.   We read your response to comment nine. The disclosure included in your Form 10-Q
        states that the exchange of Genesis Land, Inc. for the surrender of 16,780,226 shares of
        common stock of the Company held by Bankston Third Family LP was valued at
        $596,107. We further note that $596,107 is equal to the historical BioAuthorize net asset
        value and appears to be the value of the reverse merger. Please clarify why the net asset
        value of BioAuthorize Inc. was used to value this exchange. Please clarify why the
        transfer was not accounted for at fair value based on what is more clearly evident, the fair
        value of the net assets transferred or received in the transaction which is generally the
        appropriate method for recording substantive exchange transactions. Refer to SFAS 153.
        Differences between the fair value received for the assets and their recorded values
        generally would be accounted for as a loss on disposal in accordance with SFAS 144.
        Please advise if there are any common control relationships between Bankston Third
        Party LP and the registrant that would support the use of book value to record the
        transaction.

9.   We read your response to comment eleven. Please update your response to us to confirm whether the reverse merger was valued at $596,107 and if so, explain how this value conforms to the guidance in paragraphs 6 and 22 of SFAS 141. Your response should clarify whether this represents the fair value of the assets received in the reverse merger (the fair value of Genesis Holdings) or the value of the shares exchanged.

Certifications

10.   We note that your certifications filed in conjunction with your September 30, 2008 Form 10-Q were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include replacing the word "registrant" with "smaller business issuer" in various places throughout the certifications. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant